FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2005

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

Marunouchi Building

4-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-6330

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Press release, Announcement of Konami Corporation on Change of the Main Shareholder, which was filed with the Tokyo Stock Exchange on December 22, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: December 20, 2004	By:	/s/ NORIAKI YAMAGUCHI
	Name:	Noriaki Yamaguchi
	Title:	Executive Vice President and CFO

FOR IMMEDIATE RELEASE

December 22, 2005

KONAMI CORPORATION

2-4-1 Marunouchi, Chiyoda-ku, Tokyo, Japan

Kagemasa Kozuki

Representative Director and CEO

Stock code number: 9766 at TSE1

Contact: Naoyuki Notsu

Division Director, Administration Division

Tel: +81-3-5220-0573

Announcement of Konami Corporation

on Change in its Main Shareholder

KONAMI CORPORATION “Konami” hereby announces a change in its main shareholder as of December 21, 2005, as set forth below.

1.	Reason for the Change in the Main Shareholder

Kozuki Foundation for Sports and Education purchased additional Konami shares for investment purposes

2.	Details of the Shareholder

a.	Name: Kozuki Foundation for Sports and Education

b.	Address: 1-2-7 Kitaaoyama Minato-ku, Tokyo

c.	Representative: Kagemasa Kozuki, Chairman

d.	Main Activity: Promotion and Development of Sports

              Promotion and Development of Education and Culture

3.	Number of Shares owned by the Shareholder (Number of the Shareholder’s Voting Rights) and Ratio of Number of Voting Rights to Total Number of Shares

	Number of Voting Rights (Number of Shares Owned)	Ratio of Number of Voting Rights	Ranking
Before Change (As of September 30, 2005)	135,294 (13,529,400)	10.42%	2nd
After Change	135,305 (13,530,500)	10.42%	1st

*	Number of Shares without Voting Rights, deducted from Total Number of Shares Issued: 9,700,308 shares
*	Number of Shares Issued as of September 30, 2005: 139,531,708 shares